

October 9, 2013

Via E-mail
Ronald P. Erickson
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 420
Seattle, WA 98101

> **Re: Visualant, Incorporated**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 8, 2013**
> **File No. 333-189788**

Dear Mr. Erickson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1.   We note your response to prior comment 3. Please address that part of our comment that asked you to clarify <u>in your risk factor disclosure in this prospectus</u> Mr. Scott's concurrent employment with other companies, including his agreement to serve as full-time CFO of WestMountain Gold.

We are subject to corporate governance and internal control requirements . . ., page 10

2.   We note your response to prior comment 5. However, it remains unclear how the disclosure in this risk factor adequately describes the risk if you do not mention the failure to include required resolutions in a proxy statement, the resulting lack of disclosure in response to Item 5.07 of Form 8-K, and the material reasons that your disclosure controls and procedures would permit the omission. Please revise. Also, tell us how your controls and procedures have been changed given the omission.

Selling Security Holders, page 12

3.   We note your response to prior comment 9; however, from footnote 2 to the table in this section, it is unclear whether the offered securities allocated to G. Select Securities were acquired by G. Select Securities as compensation for underwriting activities. Please revise consistent with prior comment 9.

Plan of Distribution, page 14

4.   If a broker-dealer must be identified as an underwriter as noted in prior comment 9, it is not sufficient merely to disclose that the broker-dealer "may be deemed" an underwriter as you do in this section. Please revise.

5.   Please expand your response to prior comment 11 to address the total number of common shares registered for sale as a percentage of your outstanding common securities held by non-affiliates; when calculating the percentage, please do not include in the denominator any common shares that are (1) not currently outstanding or (2) held by non-affiliates. Also address how participation in this offering of a holder who is seeking to sell shares representing a significant portion of your current public float affects your analysis of whether this offering is actually on behalf of the issuer.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 20

6.   We note your response to prior comments 16 and 17; however, the $1,196,000 in non-cash expenses and the $195,000 in expenses related to the Sumitomo transactions still do not add up to the $3,625,000 you incurred in selling, general and administrative expenses in 2012. We also note that the three non-cash expenses disclosed in the last sentence of the second paragraph on page 21 do not equal $1,196,000. Furthermore, we note that the selling, general and administrative expenses for the period ended June 30, 2013 identified on page 20 do not equal the $818,000 in increase you disclose. Please revise so that investors may clearly understand your results. Your revised disclosure should also make clear the amount incurred for "investor relations" activities versus "business development."

Executive Compensation, page 34

7.   Please include Jeffery Kruse's compensation for the entire year.

Security Ownership of Certain Beneficial Owners and Management, page 37

8.   It is unclear how the percentages in the table on page 38 are consistent with the requirements cited in prior comment 7. For example, if you have approximately 165.3 million common shares outstanding as you say on page 7, it is unclear why the

percentage of shares that your CEO beneficially owns is not disclosed as the percentage resulting from dividing the 27,328,372 shares you say on page 38 he beneficially owns by the sum of the 165.3 million shares plus the number of shares your CEO has the right to acquire within 60 days. Please recalculate the percentages disclosed in both tables on page 38 and in the table beginning on page 13 consistent with the requirements cited in prior comment 7.

Item 15. Recent Sales of Unregistered Securities, page 45

9.   We will continue to evaluate your response to prior comment 24 when you provide the missing information that you say you will provide in your response.

Exhibits

10.   Refer to your response to prior comment 25. Please tell us why exhibit 10.33 does not include schedules 4.11 and 6.1 mentioned in the text of the agreement.

Exhibit 23.2 Consent of Independent Accountants

11.   We note the consent from Madsen & Associates CPA's, Inc. refers to the Form S-1 filed on August 16, 2013. As we note the consent also refers to "this S-1 filing," the reference to the date of the filing appears superfluous. Please revise the filing to include a new consent from the auditor that eliminates the reference to the prior S-1 filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): James F. Biagi, Jr.